October 8, 2004

VIA EDGAR TRANSMISSION

United States Securities and Exchange Commission
Division of Investment Management
450 5th Street, N.W.
Washington, D.C. 20549-1004

Re:	Professionally Managed Portfolios (the "Trust")
File Nos.: 33-12213 and 811-05037

Dear Mr. Minore:

Pursuant to Rule 461(a) under the 1933 Act, as amended, the Trust, on behalf of its series, the TCM Small Cap Growth Fund (the "Fund"), and Quasar Distributors, LLC, the principal underwriter of the Fund, each respectfully requests that the effectiveness of PEA No. 176 to the Trust’s registration statement on Form N-1A be accelerated as soon as practicable, but no later than October 8, 2004.

In addition, please note that in connection with the filing of PEA No. 176, the Registrant hereby states the following:

1.	The Registrant acknowledges that in connection with the comments made by the Staff of the SEC, the Staff has not passed generally on the accuracy or adequacy of the disclosure made herein, and the Fund and its management are solely responsible for the content of such disclosure;

2.	The Registrant acknowledges that the Staff’s comments and changes in disclosure in response to the Staff’s comments does not foreclose the SEC or other regulatory body from the opportunity to seek enforcement or take other action with respect to the disclosure made herein; and

3.	The Registrant represents that neither the Fund nor its management will assert the Staff’s comments or changes in disclosure in response to the Staff’s comments as a defense in any action or proceeding by the SEC or any person.

If you have any additional questions or require further information, please contact me by telephone at 414/765-5344 or by facsimile at 414/212-7309.

Sincerely,

/s/ Chad E. Fickett

Chad E. Fickett
For U.S. Bancorp Fund Services, LLC

Professionally Managed Portfolios

/s/ Robert M. Slotky

Name: Robert M. Slotky
Title: President

Quasar Distributors, LLC, the principal underwriter for the above-referenced Registrant, hereby concurs in the request for acceleration of the effective date as soon as practicable and no later than October 8, 2004 of the Registrant’s its PEA No. 176 to its Registration Statement filed on Form N-1A.

Quasar Distributors, LLC

/s/ James Schoenike

Name: James Schoenike
Title: President

cc: Catherine MacGregor, Paul, Hastings Janofsky, & Walker LLP